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January 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Kennedy-Wilson Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed January 17, 2020

File No. 333-235472

Dear Mr. Alper:

On behalf of Kennedy-Wilson Holdings, Inc. (the “Company”), we are submitting this letter in response to a comment received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated January 24, 2020 (the “Comment Letter”), relating to the Company’s Amendment to its Registration Statement on Form S-3 (File No. 333-235472), as filed with the Commission on January 17, 2020 (the “Registration Statement”).

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

Comment:

General

1. We note your response to comment 1 and we reissue it in part. Since you acknowledge that the exclusive forum provision in your amended and restated bylaws does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

January 29, 2020

Response:

The Company respectfully acknowledges the Staff’s comment and will include a risk factor in its Form 10-K for the year ended December 31, 2019 substantially to the following effect:

“Our amended and restated bylaws designate the Court of Chancery within the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a different judicial forum for disputes with us.

Our amended and restated bylaws provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by the law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or our stockholders to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with us or any of our directors, officers, other employees or other stockholders, which may discourage lawsuits against us and our directors, officers, other employees and other stockholders. Additionally, this exclusive forum provision will not apply to claims that are vested in the exclusive or concurrent jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not preclude the filing of claims brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or the rules and regulations thereunder, in federal court.”

* * *

We hope the foregoing answers are responsive to your comment. Please do not hesitate to contact Julian T.H. Kleindorfer of Latham & Watkins LLP at (213) 485-1234 or julian.kleindorfer@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ LATHAM & WATKINS LLP

CC:	Justin Enbody, Kennedy-Wilson Holdings, Inc.

In Ku Lee, Kennedy-Wilson Holdings, Inc.